Natural Resources LLC Resolution

IMPLEMENTED July 31st 2020

RE: (1) On June 30, 2020 the Ameri Metro, Inc. Board of Directors passed a Resolution directing 250,000 Class B shares to Natural Resources LLC (the Company) in exchange for 25% ownership of the Company. (2) Ameri Metro, Inc. has a 25% non-controlling interest in the Company. (4) This ownership interest also includes ownership of book value in the Company. (5) The Company shall pay 25% of all profits before taxes to Ameri Metro, Inc. (6) Ameri Metro, Inc. is entitled to 25% of the book value of the Company. (7) Ameri Metro, Inc. has no voting rights in the Company.

WHEREAS, there was One (1) item of business that came before Shah Mathias, sole officer and director, for action: (1) **The implementation of the June 30, 2020 Ameri Metro, Inc. Resolution as described above.**

WHEREAS, all of the actions taken are within the authority of Shah Mathias and in accordance with his duty to act in the best interests of the Company after due deliberation and investigation of issues involved; and

WHEREAS, prior to adopting the Resolution, full and fair explanation was provided to Shah Mathias with the opportunity to ask questions, examine documents and otherwise satisfy himself as to any action to be taken.

NOW THEREFORE, IT IS DULY RESOLVED AND ENACTED AS FOLLOWS:

DULY RESOLVED AND ENACTED BY SHAH MATHIAS, SOLE OFFICER AND DIRECTOR, ON THE DAY AND DATE SET FORTH ABOVE AS EVIDENCED BY HIS SIGNATURE BELOW: **The Company shall implement the provisions of the June 30, 2020 Resolution as described above.**

Dated: July 31st, 2020

SHAH **MATHIAS**

TITLE CEO/Director /Sole member

Natural Resources LLC
Balance Sheet
As of July 31, 2020

	Jul 31, 20	Jul 31, 19
ASSETS		
Current Assets		
Other Current Assets		
1166 · Available for Sale Securities		
1166.1 · Ameri Metro Class B Shares	5,425,000,000.00	0.00
Total 1166 · Available for Sale Securities	5,425,000,000.00	0.00
Total Other Current Assets	5,425,000,000.00	0.00
Total Current Assets	5,425,000,000.00	0.00
TOTAL ASSETS	**5,425,000,000.00**	**0.00**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 · Accounts Payable	10.00	0.00
Total Accounts Payable	10.00	0.00
Total Current Liabilities	10.00	0.00
Total Liabilities	10.00	0.00
Equity		
1413 · Common Stock	3,937,500,000.00	0.00
Net Income	1,487,499,990.00	0.00
Total Equity	5,424,999,990.00	0.00
TOTAL LIABILITIES & EQUITY	**5,425,000,000.00**	**0.00**

10:07 AM
08/07/20
Accrual Basis

Natural Resources LLC
Profit & Loss
August 2019 through July 2020

	Aug '19 - Jul 20	Aug '18 - Jul 19
Ordinary Income/Expense		
Expense		
1839 · Legal and Accounting	10.00	0.00
Total Expense	10.00	0.00
Net Ordinary Income	-10.00	0.00
Other Income/Expense		
Other Income		
1905 · Unrealized Gain (Loss)		
1905.1 · Securites Available for Sale	1,487,500,000.00	0.00
Total 1905 · Unrealized Gain (Loss)	1,487,500,000.00	0.00
Total Other Income	1,487,500,000.00	0.00
Net Other Income	1,487,500,000.00	0.00
Net Income	**1,487,499,990.00**	**0.00**

Natural Resources LLC
Statement of Cash Flows
August 2019 through July 2020

	Aug '19 - Jul 20
OPERATING ACTIVITIES	
Net Income	1,487,499,990.00
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1166 · Available for Sale Securities:1166.1 · Ameri Metro Class B Shares	-5,425,000,000.00
20000 · Accounts Payable	10.00
Net cash provided by Operating Activities	-3,937,500,000.00
FINANCING ACTIVITIES	
1413 · Common Stock	3,937,500,000.00
Net cash provided by Financing Activities	3,937,500,000.00
Net cash increase for period	0.00
Cash at end of period	**0.00**